Writer's Direct Line: (858) 720-8942 jhentrich@sheppardmullin.com

VIA ELECTRONIC TRANSMISSION

March 30, 2009

Celeste Murphy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

    Re:
    Bridgepoint Education, Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed March 20, 2009
    File No. 333-156408

Dear Ms. Murphy:

        On behalf of Bridgepoint Education, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 4 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

        Amendment No. 4 to the Registration Statement ("Amendment No. 4") contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission in the Staff's comment letter dated March 26, 2009. Set forth below are the Company's responses to the Staff's comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff's comments appears in italics in each item below.

        Concurrently with the transmission of this correspondence via IDEA, we are providing the Staff hard copies of this letter and marked copies of Amendment No. 4. The marked copies show changes made since the filing of Amendment No. 3 to the Registration Statement, filed on March 20, 2009.

Management's Discussion and Analysis, page 46

1.
We note your response to prior comment 3. Your revised disclosures on page 56 address the education industry at large and not the company specifically. Please revise to clarify how the company intends to meet the challenges of the current economy, and if these challenges are reasonably likely to have, a material impact on the company's liquidity, capital resources or results of operations.

  Response:    In response to the Staff's comment, the Company has revised these disclosures. See page 59 of Amendment No. 4.

Description of Capital Stock, page 134

2.
We note your disclosure on page 138 that your bylaws will provide for an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders. We also note that you disclose that such procedure in your bylaws is "effective upon the closing of this offering." Please clarify your disclosure, as such provisions are included in your Second Amended and Restated Bylaws currently in effect and filed as Exhibit 3.4.

  Response:    In response to the Staff's comment, the Company has clarified this disclosure. See page 146 of Amendment No. 4. The Company supplementally advises the Staff that the advance notice procedures set forth in Sections 2.4(a)-(d) of the Company's Second Amended and Restated Bylaws (the "Bylaws") will take effect only upon the closing of the Company's initial public offering, in accordance with Section 2.4(e) of the Bylaws. Section 2.4(e) reads in its entirety as follows: "Notwithstanding anything herein to the contrary, Sections 2.4(a)-(d) of these Bylaws shall be effective only upon the Corporation's initial public offering of Common Stock or otherwise at such times as the Corporation is subject to the reporting requirements of Section 13 or 15(d) of the 1934 Act."

Underwriting, page 145

3.
We note your disclosure on page 146 that indicates that you will now include certain of your directors in your directed share program. Please provide additional information with respect to which directors will participate and revise your Certain Relationships and Related Transactions and Principal and Selling Stockholder sections as appropriate.

  Response:    In response to the Staff's comment, the Company has added disclosure in Certain Relationships and Related Transactions. See page 137 of Amendment No. 4.

Revenue and Deferred Revenue, page F-9

4.
We note your response to prior comment 9 and the revised disclosures found on page F-10. We note that you reported $54.6 million in student deposits as of December 31, 2008, and that you received $50.6 million from Title IV programs in excess of amounts billed to students. It is not clear to us why you would receive a significant amount of funds from Title IV programs in excess over the tuition amounts billed. Please revise your disclosures to clarify how this occurs. In your response please provide us with a typical example of such a scenario.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page F-10 of Amendment No. 4. In response to the Staff's request for an example scenario, the Company supplementally provides the following example for illustrative purposes only in which the Company's participation in Title IV funding programs would result in the receipt of funds in excess of tuition amounts billed.

  A typical online undergraduate student applies for funding through the federal government's Title IV programs for an "award year" that may encompass eight courses of their intended degree program. The Company bills its students on a course by course basis when they first attend a class. Tuition for a typical online course is approximately $1,000. A typical student's Title IV funding for an award year of eight courses would amount to approximately $8,000. Once a student's Title IV funding is approved, the Company normally receives two disbursements from the federal government per award year, each representing funding for four courses or approximately $4,000. These disbursements generally occur during course two and course five of the eight-course award year. As a result, when the school receives these funds, it is often for courses in which the student has not yet enrolled and for which the Company has not yet billed the student. These excess funds are classified as student deposits in the Company's financial statements until the student enrolls in and is billed for a course.

  In this example, when the student completes the first course before funding has been received by the school, the receivable balance would reflect the $1,000 tuition that the school has billed for that course. When the student enrolls in the second course the school bills the second amount of $1,000, creating a receivable from the student of $2,000. Once the first disbursement of $4,000 in Title IV funds is received, the student's receivable balance of $2,000 is reduced to zero and the remaining $2,000 in funds received are recorded as a student deposit. When the student enrolls in each of the third and fourth courses, the Company bills the student the $1,000 tuition, reduces the student's deposit balance and records deferred revenue; deferred revenue is then recognized on a straight-line basis over the course.

  Using the example scenario above, the balances in cash, accounts receivable, deferred revenue, student deposits and cumulative revenue to date would be the following at the end of each course in the student's eight-course award year:

	Cash	Accounts Receivable	Deferred Revenue**	Student Deposits	Cumulative Revenue to Date
Course 1	$0	$1,000	$0	$0	$1000
Course 2*	$4000	$0	$0	$2000	$2000
Course 3	$4000	$0	$0	$1000	$3000
Course 4	$4000	$0	$0	$0	$4000
Course 5*	$8000	$0	$0	$3000	$5000
Course 6	$8000	$0	$0	$2000	$6000
Course 7	$8000	$0	$0	$1000	$7000
Course 8	$8000	$0	$0	$0	$8000

  *
  Denotes the course periods in which the disbursement of $4,000 in Title IV funds are received.

  **
  The deferred revenue account is included in this illustration for the sake of completeness; however, since this table reflects account balances at hypothetical course completion dates rather than fiscal period ends, deferred revenue is shown to be zero.

  Based on the foregoing, a significant portion of funds received under Title IV programs relates to a student's future period of instruction and these amounts are classified as student deposits in the Company's consolidated financial statements.

Note 11, Stock-Based Compensation

Award Modification, page F-27

5.
We note that you recorded stock-based compensation expense for the modification of an agreement between related parties. Tell us how you determined the fair value of your common stock at December 31, 2008. We may have additional comments when you disclose the anticipated offering price.

  Response:    In response to the Staff's comment, the Company supplementally advises the Staff that the fair value of its common stock at December 31, 2008 was determined by management based on a contemporaneous valuation performed by a nationally recognized, independent third-party valuation firm. The approach used to value the Company's common stock in connection with the modification of the agreement between related parties was consistent with the approach that has been used in the past to value the stock underlying grants of stock-based compensation to the Company's employees. The valuation was based on the definition of fair value as outlined in Statement of Financial Accounting Concepts No. 7 and applied valuation methodologies and assumptions consistent with guidance in the AICPA's practice aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." The valuation process included estimating the total enterprise value of the Company using a combination of the income and market approaches. The valuation then allocated the total enterprise value to the Company's interest bearing debt and then between the preferred and common equity classes using the option pricing method. Based upon this valuation, the fair value of a share of common stock was $3.16 at December 31, 2008, as disclosed on page 59 of Amendment No. 4.

  While not reflected in Amendment No. 4, the Company currently estimates, based on input received on March 27, 2009 from the lead underwriters for the Company's initial public offering,

  an offering price range of $3.10 to $3.80 per share of common stock (on a pre-split basis). The mid-point of this range is $3.45 per share.

  The Company expects to file an amendment to the Registration Statement reflecting an anticipated reverse stock split, the exact amount of which will depend on market conditions and the underwriters' final estimate of an appropriate valuation. The Company has not yet adjusted the share and per share amounts for common stock in the Registration Statement to take account of this anticipated stock split.

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (858) 720-8942, or Robert L. Wernli, Jr. at (858) 720-8941. Comments may also be sent via facsimile to (858) 847-4865.

Very truly yours,
John J. Hentrich
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Enclosures

cc:
Andrew S. Clark
Daniel J. Devine
Kris F. Heinzelman, Esq.
Robert L. Wernli Jr., Esq.